UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 9, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 9, 2007

Print the name and title of the signing officer under his signature.

1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.tasekomines.com

TASEKO ANNOUNCES BOUGHT-DEAL PUBLIC OFFERING & PRIVATE PLACEMENT
FINANCING TO RAISE UP TO $45 MILLION

October 9, 2007 - Taseko Mines Limited ("Taseko" or the "Company") (TSX:TKO; AMEX:TGB) has today entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy approximately 7.1 million common shares ("Shares") from Taseko at a price of $5.20 per Share, representing an aggregate bought-deal offering of $37 million (the "Offering").

The Underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of Shares equal to 15% of the number of Shares sold pursuant to the Offering, exercisable at the issue price. A commission of 6% of the gross proceeds of the Offering, payable at closing, and 6% of the gross proceeds of the over-allotment option, is payable upon closing of the over-allotment option.

The Company has agreed to file a short form prospectus with Canadian securities regulatory authorities to qualify the offered Shares for distribution in Canada.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or offer of these securities in any jurisdiction unless such offer, solicitation or sale is permitted by applicable law.

The Company also intends to issue, via a non-brokered private placement (the "Non-brokered Offering"), approximately 1.5 million common shares at a price of $5.20 each for gross proceeds of approximately $8 million to a number of accredited investors. Finder's fees may be payable on the Non-brokered Offering. The two financings are not interdependent and may not complete concurrently. The common shares issues under the Non-brokered Offering will be subject to a four month hold period under Canadian securities legislation.

The proceeds will be used for funding growth opportunities, working capital and general corporate purposes. Closing of the Offering and Non-brokered Offering is expected on or about October 30, 2007.

The completion of each of the Offering and the Non-brokered Offering is subject to stock exchange approval.

Taseko is a development and production company listed on the Toronto and American Stock Exchanges. Its Gibraltar copper-molybdenum mine is currently undergoing a two phase expansion, designed to increase copper production capacity to 115 million pounds per year by the end of 2008. The Company also recently announced the results of a feasibility study on its Prosperity gold-copper project. Both Gibraltar and Prosperity are located in south-central British Columbia, Canada.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address completion of financings, filing or clearance of prospectus or other offering documents future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.